Vb
3-7-03

**AA 3/5/2003

SECURITIES [AND EXCHANGE COMMI]SSION
03014507

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48230

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Manhattanville Road
(No. and Street)

Purchase (City) New York (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Cunningham 201-356-1784
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

RECEIVED MAR 04 2003

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 20 2003

MarketAxess Corporation
(a wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 4,966,246
Short-term investments, at market value	6,094,732
Accounts receivable	2,641,091
Prepaid expenses	975,783
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $8,462,489	2,857,354
Software development costs, net of amortization of $6,194,833	3,590,676
Deposits with clearing brokers and rental deposits	591,106
Other assets	346,314
Total assets	$ 22,063,302
Liabilities and Shareholder's Equity	
Liabilities	
Accounts payable, accrued expenses, and other liabilities	$ 6,035,527
Shareholder's Equity	
Common stock $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	56,089,235
Accumulated deficit	(40,061,470)
Total shareholder's equity	16,027,775
Total liabilities and shareholder's equity	$ 22,063,302

The accompanying notes are an integral part of this financial statement.

1. Organization and Principal Business Activity

MarketAxess Corporation, (the "Company"), was formerly known as Trading Edge, Inc. The Company changed its name on February 28, 2002. The Company was incorporated in Delaware on September 12, 1997, and operates an internet-based electronic data communications system (the "System") primarily for the distribution and trading of fixed income securities. The System facilitates transactions between participating dealers and institutional clients. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (formerly, MarketAxess Inc. (the "Parent")).

The Company offers two types of trading platforms: disclosed and anonymous. The disclosed trading platform is for High Grade, New Issues, Emerging Market and High Yield bonds. The anonymous trading platform is for High Yield, Emerging Markets and Convertible bonds.

Effective February 28, 2002, the Company received from its Parent a contribution of the brokerage operations of MarketAxess Inc. In accordance with Statement of Financial Accounting Standard Number 141 ("SFAS"), "Business Combinations," the assets and liabilities of MarketAxess Inc. were transferred at their historical values and the Company reflected the net assets of such contribution as an addition to paid in capital. The brokerage assets contributed and liabilities assumed are discussed in Note 12.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

2. Significant Accounting Policies

Cash and cash equivalents
Cash and cash equivalents include cash maintained at major U.S. banks and money market funds. The Company defines cash equivalents as short-term interest bearing investments with maturities at time of purchase of three months or less. Cash overdraft balances are included in accounts payable, accrued expenses and other liabilities.

Short-term investments
Short-term investments consist of U.S. government obligations with maturities, at the time of purchase, of less than one year, and are reported at fair value.

Depreciation and amortization
Fixed assets are carried at cost less accumulated depreciation. The Company uses a three-year straight-line method of depreciation.

Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software development costs
In accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Software costs include the cost of software tools and licenses used in the development of the

Company's systems, as well as payroll and consulting costs. The Company amortizes these costs on a straight-line basis over three years.

Deposits with clearing brokers and rental deposits
Deposits with clearing brokers and rental deposits include $553,767 with clearing brokers and $37,339 with various landlords that the Company has leases with.

Income taxes
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," the Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

The Company files consolidated Federal and State returns with its Parent.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Intangible assets
SFAS 142 "Goodwill and other Intangible Assets" addresses how goodwill and other intangible assets should be accounted for subsequent to acquisition. Goodwill and intangible assets that have indefinite useful lives no longer will be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The Company adopted SFAS 142 on January 1, 2002. Included in other assets is $322,390 of goodwill no longer being amortized. In accordance with SFAS 142, the Company tested goodwill and other intangibles for impairment and no such impairment was recorded. Had goodwill been amortized during the year ended December 31, 2002, the results of operations would not have experienced a material impact.

Credit risk
The Company operates an anonymous internet based electronic trading system for financial institutions and broker-dealers. The Company executes trades on a riskless principal basis which are cleared and settled by independent clearing brokers. The Company is exposed to credit risk in the event a contra-party does not fulfill its obligation to complete the transaction. The Company uses various procedures to manage its credit exposure, including a review of the credit standing and the establishment of credit limits for each contra-party.

Guarantees
The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $8,003,495, which exceeded its required net capital of $402,413 by $7,601,082. The Company's ratio of aggregate indebtedness to net capital was .75 to 1.

The Company is exempt from SEC Rule 15c3-3 as it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing brokers and dealers, and does not otherwise hold funds or securities of customers.

4. Short-term Investments

Marketable securities consist of U.S. government obligations of $6,094,732 and are stated at estimated fair values. Such securities mature at various dates from January 9, 2003 through March 13, 2003.

5. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements, net, are comprised of the following:

Computer and related equipment	$ 5,988,854
Office hardware	2,724,404
Furniture and fixtures	791,679
Accumulated depreciation	(7,943,274)
Total furniture and equipment, net	1,561,663
Leasehold improvements	1,814,906
Accumulated amortization	(519,215)
Total leasehold improvements, net	1,295,691
Total furniture, equipment, and leasehold improvements, net	$ 2,857,354

6. Software Development Costs

Software development costs, net, are comprised of the following:

Software development costs	$ 9,785,509
Amortization	(6,194,833)
Total software development costs, net	$ 3,590,676

7. Income Taxes

The Company has not provided for income taxes due to its net operating loss position. As of December 31, 2002, the Company had a gross deferred tax asset of approximately $33,433,250, reduced to a net deferred tax asset of zero by a valuation allowance. In establishing the valuation allowance, the Company has determined it is more likely than not that its gross deferred tax asset will not be realized as the Company does not have a history of profitability. The Company had a net operating loss carryforward at December 31, 2002, of approximately $78,583,274, which will begin to expire in 2017. In addition, the Company pays certain taxes to local taxing authorities, which are not based on income. The Company is required to pay taxes, other than income taxes, based on capital, payroll and purchases.

During 2001, the Company had an "ownership change" within the meaning of Section 382 of the Internal Revenue Code. As a result of Section 382 and other pertinent tax provisions, the utilization of the net operating loss carryforwards existing at the date of the ownership change are subject to certain limitations on annual utilization.

8. Shareholder's Equity

Warrants

The Company had a warrant agreement with a dealer which allowed them to purchase common stock in the Parent. As provided by the terms of the warrant agreement, the dealer did not meet

trading requirements during the measurement period and, no warrants to purchase common stock were issued to the dealer.

9. Related Parties

As of and for the year ended December 31, 2002, the Company had the following balances and transactions with related parties that include shareholders of the Company's parent, MarketAxess Holdings Inc.:

Cash and cash equivalents	$ 4,966,246
Accounts receivable	1,846,127
Software development	1,118,081
Accounts payable	266,027

Short-term investments consist of Treasury bills on deposit with a related party.

Interest rates earned on the money market funds sponsored by a related party and included in Cash and cash equivalents are comparable to rates offered to third parties.

In connection with the transaction described in Note 1, the Company assumed an agreement with MoneyLine Network, Inc. ("MoneyLine") from its Parent whereby MoneyLine is developing a significant core element of the System. The license agreement does not have a termination date but it may be terminated under certain defined conditions. Amounts capitalized under the license agreement will be amortized over the useful life of the developed software, which is three years.

The Company is contingently obligated for a letter of credit from a Participating Dealer for $1,400,000 (see Note 10).

10. Commitments and Contingencies

At December 31, 2002, the Company is contingently obligated for two letters of credit deposited with landlords for office space. One letter of credit for $400,000 is collateralized with a certificate of deposit held in the name of MarketAxess Holdings Inc. The other letter of credit for $1,400,000 is collateralized with a U.S. government obligation also held in the name of MarketAxess Holdings Inc.

The Company leases its office space under non-cancelable lease agreements expiring at various dates through 2010. These leases are subject to escalation clauses based on certain costs incurred by the landlord.

Minimum rentals under such leases net of sublease income are as follows:

Year Ending December 31,	Minimum Rentals
2003	$ 1,497,097
2004	1,352,706
2005	1,110,888
2006	1,126,872
2007	1,126,872
Thereafter	2,723,274

The Company entered into a sublease for one of its properties on July 1, 2001 which will continue through October 31, 2004.

11. Savings and Retirement Plans

The Company offers its employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). The 401(k) Plan is available to all full time employees of the Company. The Company made no matching contributions to the 401(k) Plan for the year ended December 31, 2002, although it has discretion to do so in the future.

12. Business Operations

Management has evaluated the Company's ability to meet future operating expenses and cash needs to ensure that the Company's business operations can continue without interruption. Notwithstanding such plans, there may exist a possibility that cash flows in future periods may not be sufficient. In the event the Company is unable to meet its future operating expenses or cash needs, the Company has considered various alternatives, such as reducing operating expenses or evaluating other sources of financing.

13. Subsequent Events

In January 2003, the Company entered into dealer agreements with Banc One Capital Markets, Incorporated, Goldman, Sachs, & Co., HSBC Securities (USA) Inc., and Speer, Leeds and Kellogg L.P. granting them license to have use of the Company's system.